FRONTEER DEVELOPMENT GROUP INC.

PROXY FOR USE AT THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF FRONTEER DEVELOPMENT GROUP INC.
TO BE HELD ON May 2nd, 2007

SOLICITED ON BEHALF OF MANAGEMENT

     The undersigned shareholder of Fronteer Development Group Inc. (the “Corporation”) hereby nominates, constitutes and appoints Mark O’Dea, President and Chief Executive Officer, or failing him, Oliver Lennox-King, a director, or instead of any of them, ________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and general meeting of shareholders of the Corporation to be held on the 2nd day of May, 2007 (the “Meeting”) and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

     THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED OR WITHHELD FROM VOTING AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO ON THE REVERSE SIDE.

     THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF OR AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

     TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1.	to Vote For __________or to Withhold From Voting __________in respect of the election of directors proposed by management;

2.

to Vote For __________or to Withhold From Voting __________in respect of the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation and the authorization of the board of directors to fix their remuneration;

3.

to Vote For ____ or Vote Against ____ an ordinary resolution (a) authorizing the termination of the Corporation’s existing stock option plan; and (b) authorizing a new stock option plan for the Corporation and setting the number of common shares of the Corporation issuable thereunder at 10% of the total number of common shares issued and outstanding from time to time, substantially in the form of the resolution which is appended as Schedule B to the management information circular accompanying notice of the annual and special meeting; and

4.

at the nominee’s discretion upon any amendments or variations to matters specified in the notice of the Meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEM 1, 2, AND 3 ABOVE EACH OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this                            day of                                           , 2007.

PRINT NAME: ________________________________

SIGNATURE:__________________________________

NOTES:

1.

This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2.	A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3.	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4.	Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self addressed envelope provided.